UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: May 9, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of a decrease in a significant subsidiary of Kyocera Corporation filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinji-houkokusho”)

English translation of a decrease in a significant subsidiary of Kyocera Corporation filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

1. Reason for Filing

As Kyocera Corporation made a resolution for a liquidation of a significant subsidiary at the meeting of the Board of Directors held on May 1, 2017, it filed a report regarding a decrease in the significant subsidiary in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 3 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2. Matters reported

1) Outline of a significant subsidiary

Name	Address	Representative	Amount of Capital as of March 31, 2017	Business
Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	Lot 7646 Mukim Of Plentong, 81750 Masai, Johor, Malaysia	Managing Director, Toshiaki Nakanishi	Malaysian Ringgit 28,000,000	Manufacture of Telecommunications Equipment

2) Number and percentage of voting rights owned by Kyocera Corporation

Number of voting rights
Before a decrease	28,000,000
After a decrease (The significant company will be liquidated.)	—

Percentage of voting rights
Before a decrease	100%
After a decrease (The significant company will be liquidated.)	—%

3) Reason for and effective date of a decrease in a significant subsidiary

Reason:

Kyocera Corporation made a resolution for a liquidation of the significant subsidiary at the meeting of the Board of Directors held on May 1, 2017.

Effective date:

The liquidation of the significant subsidiary will be concluded when necessary legal procedures will be completed in accordance with the local laws and regulations.